Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 6 DATED APRIL 21, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Ellison Park Controlled Subsidiary - Sandy Springs, GA

On April 14, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Ellison Park Controlled Subsidiary”) for an initial purchase price of approximately $1,562,000, which is the initial stated value of our equity interest in a new investment round in the Ellison Park Controlled Subsidiary (the “Ellison Park Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Ellison Park Controlled Subsidiary, for an initial purchase price of approximately $14,059,000 (the “Ellison Park Interval Fund Investment” and, together with the Ellison Park Growth VII eREIT Investment, the “Ellison Park Investment”). The Ellison Park Controlled Subsidiary used the proceeds of the Ellison Park Investment to acquire thirteen (13) single family townhomes and forty seven (47) lots in the planned Ellison Park subdivision generally located at 400 Hannover Park Road in Sandy Springs, GA (the “Ellison Park Property”). We anticipate the Ellison Park Controlled Subsidiary, or one of our affiliates, will purchase an additional seven (7) completed townhomes and construct forty seven (47) townhomes on the Ellison Park Property. The initial Ellison Park Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Ellison Park Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Ellison Park Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Ellison Park Growth VII eREIT Investment (the “Ellison Park Operative Agreements”), we have authority to manage the Ellison Park Controlled Subsidiary, including the Ellison Park Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Ellison Park Investment, paid directly by the Ellison Park Controlled Subsidiary.

The total purchase price and development costs for the Ellison Park Property is anticipated to be approximately $31,800,000, an average of approximately $446,000 per home. The Ellison Park Property will be operated within a typical for-sale housing community. We anticipate the home builder or general contractor to deliver approximately eight (8) homes per month, with full delivery of the sixty seven (67) homes by June 2022.

The Ellison Park Property will have a mix of unit types and floorplans, ranging from 2,062 square foot, 3 bedroom, 2.5 bath homes to 2,829 square foot, 3 bedroom, 3.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Ellison Park Property.

Hallie’s Ranch Controlled Subsidiary - St. Hedwig, TX

On April 16, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Hallie’s Ranch Controlled Subsidiary”) for an initial purchase price of approximately $198,000, which is the initial stated value of our equity interest in a new investment round in the Hallie’s Ranch Controlled Subsidiary (the “Hallie’s Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hallie’s Ranch Controlled Subsidiary, for an initial purchase price of approximately $1,782,000 (the “Hallie’s Ranch Interval Fund Investment” and, together with the Hallie’s Ranch Growth VII eREIT Investment, the “Hallie’s Ranch Investment”). The Hallie’s Ranch Controlled Subsidiary used the proceeds of the Hallie’s Ranch Investment to acquire ten (10) single family homes in the planned Hallie’s Ranch subdivision generally located at Fallow Field and FM 1518 in St. Hedwig, TX. We anticipate the Hallie’s Ranch Controlled Subsidiary, or one of our affiliates, will purchase up to one hundred and twenty one (121) homes in the Hallie’s Ranch subdivision (the “Hallie’s Ranch Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Hallie’s Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Hallie’s Ranch Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Hallie’s Ranch Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Hallie’s Ranch Growth VII eREIT Investment (the “Hallie’s Ranch Operative Agreements”), we have authority to manage the Hallie’s Ranch Controlled Subsidiary, including the Hallie’s Ranch Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Hallie’s Ranch Investment, paid directly by the Hallie’s Ranch Controlled Subsidiary.

The total purchase price for the Hallie’s Ranch Property is anticipated to be approximately $23,160,000, an average of approximately $191,400 per home. The Hallie’s Ranch Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the one hundred and twenty one (121) homes by May 2022.

The Hallie’s Ranch Property will have a mix of unit types and floorplans, ranging from 1,105 square foot, 3 bedroom, 2 bath homes to 2,260 square foot, 4 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Hallie’s Ranch Property.

The following table contains underwriting assumptions for the Ellison Park Property and Hallie’s Ranch Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Ellison Park Property	7.5%	3.0%	2.5%	5.25%	10 years
Hallie’s Ranch Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.